UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras rationalizes international presence

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Rio de Janeiro, December 23, 2020 - Petróleo Brasileiro S.A. - Petrobras informs that it will rationalize its international presence in 2021, considering the three main oil markets in the world - Europe, North America and Asia. In this way, it will concentrate its commercial operations outside Brazil in the offices in Rotterdam, the Netherlands, Houston, United States, and Singapore. The initiative is aligned with the actions to reduce corporate expenses within the resilience plan.

As part of the process, the commercial activities of Petrobras Europe Ltd., in London, England, will be transferred to Petrobras Global Trading B.V., based in Rotterdam. The change will begin next quarter and should be completed in the second half of 2021. With this measure, the savings with the deactivation of external offices since 2019 will reach US$ 13.5 million per year in 2021.

Of the 18 external offices that Petrobras had at the end of 2018, ten have already been closed, besides London. This group includes offices in China, Mexico, Iran, Turkey and the United States (New York). As a result of the divestments in operations already carried out, Petrobras also deactivated offices in Japan, Paraguay, Nigeria, Tanzania and Libya.

The company also maintains offices in Bolivia, Argentina, Colombia and Uruguay. In these last three countries, there is an ongoing disinvestment process, and the tendency is that, once completed, the respective offices will also be deactivated.

Offices in Brazil

The concentration of activities and reduction of office expenses have also been a reality here in Brazil. The 23 administrative buildings that Petrobras occupied in the country two years ago should be reduced to eight in the first quarter of 2021, which implies cost reductions of up to US$ 30 million next year.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer